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February 3, 2003

BY OVERNIGHT DELIVERY AND BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:      H. Christopher Owings
                Steven Hearne

                Re:     R.H. Donnelley Corporation
                        Registration Statement on Form S-3 (Reg. No. 333-89794)

Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, R.H. Donnelley Corporation (the "Company") hereby requests that the Company's Registration Statement on Form S-3, as amended (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective because the Company is not reasonably expected to offer the securities proposed to be registered thereunder within two years from the effective date of the Registration Statement. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

        The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to June 4, 2007 by the Company or a majority owned subsidiary of the Company.

        Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (914) 933-6769 or Thomas C. Daniels at (216) 586-7017.

Very truly yours,

R.H. DONNELLEY CORPORATION

     /s/ Robert J. Bush
By:  ______________________________
        Robert J. Bush
        Vice President, General Counsel and
        Corporate Secretary

cc: The New York Stock Exchange